		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended
	Ended March 31
	2008	2007

Earnings before income from equity investees	$14,472	$18,364

Add back:
Fixed charges	$41,465	$35,023
Amortization of previously capitalized interest	1,143	1,057
Distributed income of Unconsolidated Joint Ventures	9,234	8,186

Deduct:
Capitalized interest	(2,424)	(3,480)
Preferred distributions	(615)	(615)

Earnings available for fixed charges and preferred dividends	$63,275	$58,535

Fixed charges:
Interest expense	$36,982	$29,694
Capitalized interest	2,424	3,480
Interest portion of rent expense	1,444	1,234
Preferred distributions	615	615
Total fixed charges	$41,465	$35,023

Preferred dividends	3,658	3,658

Total fixed charges and preferred dividends	$45,123	$38,681

Ratio of earnings to fixed charges and preferred dividends	1.4	1.5